FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For The Quarter Ended June 30, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-

2(b): 82-______

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

Item 1	Financial Statements:

• Consolidated Balance Sheets -U.S. GAAP- at December 31, 2005 (audited) and June 30, 2006 (unaudited)

• Statements of Consolidated Income -U.S. GAAP- for the six months ended June 30, 2005 and 2006 (unaudited)

• Statement of Consolidated Shareholders’ Equity -U.S. GAAP- for the six months ended June 30, 2006 (unaudited)

• Statements of Consolidated Cash Flows -U.S. GAAP- for the six months ended June 30, 2005 and 2006 (unaudited)

• Condensed Notes to Consolidated Financial Statements (unaudited)

Item 2	Management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2005 and 2006

CONSOLIDATED BALANCE SHEETS -U. S. GAAP-
DECEMBER 31, 2005 AND JUNE 30, 2006

	December 31, 2005	June 30, 2006	June 30, 2006
	(Audited)	(Unaudited)	(Unaudited)
	(Thousands of Euro)		(Thousands of US dollars)(1)

ASSETS

CURRENT ASSETS
Cash	€372,256	€315,506	$403,185
Accounts receivable - net	461,682	638,126	815,461
Sales and income taxes receivable	45,823	15,115	19,315
Inventories	404,331	397,827	508,383
Prepaid expenses and other	93,140	127,967	163,529
Asset held for sale	10,847	10,847	13,861
Net deferred tax assets - current	93,600	116,703	149,135
Total current assets	1,481,679	1,622,091	2,072,869

PROPERTY, PLANT AND EQUIPMENT -net	735,115	738,488	943,714

OTHER ASSETS
Goodwill	1,700,383	1,680,846	2,147,953
Intangible assets - net	994,803	910,614	1,163,674
Investments	15,832	16,583	21,192
Other assets	45,710	89,081	113,837
Total other assets	2,756,728	2,697,124	3,446,656

TOTAL	€4,973,522	€5,057,703	$6,463,239

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS -U.S. GAAP-
DECEMBER 31, 2005 AND JUNE 30, 2006

	December 31, 2005	June 30, 2006	June 30, 2006
	(Audited)	(Unaudited)	(Unaudited)
	(Thousands of Euro)		(Thousands of
			US dollars)(1)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdrafts	€276,122	€285,178	$364,429
Current portion of long-term debt	111,323	281,376	359,570
Accounts payable	291,734	332,638	425,078
Accrued expenses and other	393,264	386,788	494,276
Accrual for customers’ right of return	7,996	9,970	12,741
Income taxes payable	133,382	165,234	211,153
Total current liabilities	1,213,821	1,461,184	1,867,247
LONG-TERM LIABILITIES
Long-term debt	1,420,049	1,254,176	1,602,712
Liability for termination indemnities	56,600	52,344	66,890
Net deferred tax liabilities - non current	127,120	89,991	114,999
Other	188,421	196,203	250,728
Total long-term liabilities	1,792,190	1,592,714	2,035,329
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	13,478	7,648	9,773
SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 457,975,723 and 459,431,123 ordinary shares authorized and issued at December 31, 2005 and June 30, 2006, respectively; 451,540,937 and 452,996,337 shares outstanding at December 31, 2005 and June 30, 2006, respectively.	27,479	27,566	35,227
Additional paid-in capital	150,179	139,859	178,726
Retained earnings	2,050,883	2,143,985	2,739,799
Unearned stock-based compensation	(48,567)	0	0
Accumulated other comprehensive loss	(155,954)	(245,266)	(313,425)
Total	2,024,020	2,066,145	2,640,326
Less -Treasury shares at cost; 6,434,786 shares at December 31, 2005 and June 30, 2006	69,987	69,987	89,437
Shareholders’ equity	1,954,033	1,996,157	2,550,890
TOTAL	€4,973,522	€5,057,703	$6,463,239

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME -U.S. GAAP-
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (UNAUDITED)

	2005	2006	2006
	(Thousands of Euro)(2)		(Thousands of
			US dollars)(1) (2)
NET SALES	€2,182,567	€2,556,815	$3,267,354
COST OF SALES	698,478	789,006	1,008,271
GROSS PROFIT	1,484,089	1,767,809	2,259,083
OPERATING EXPENSES:
Selling and advertising	950,424	1,087,465	1,389,672
General and administrative	231,494	271,472	346,914
Total	1,181,917	1,358,937	1,736,586
INCOME FROM OPERATIONS	302,172	408,871	522,497
OTHER INCOME (EXPENSE):
Interest income	3,215	3,599	4,599
Interest expense	(31,753)	(35,409)	(45,249)
Other - net	7,576	(11,904)	(15,212)
Other income (expense)-net	(20,962)	(43,714)	(55,862)
INCOME BEFORE PROVISION FOR INCOME TAXES	281,210	365,157	466,635
PROVISION FOR INCOME TAXES	106,860	135,108	172,655
INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	174,350	230,049	293,980
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	6,945	5,578	7,128
NET INCOME	167,405	224,471	286,852

EARNINGS PER SHARE:
Basic	€0.37	€0.50	$0.63
Diluted	€0.37	€0.49	$0.63
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	449,524.0	452,433.8
Diluted	452,216.6	455,655.1

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).
(2) Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY - U.S. GAAP -
FOR THE SIX MONTHS ENDED JUNE 30, 2006 ( UNAUDITED)

	Common Stock		Additional		Unearned		Accumulated Other		Consolidated
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stock-Based Compensation	Comprehensive Income	Comprehensive Loss	Treasury Shares	Shareholders’ Equity
	(Thousands of Euro)
BALANCES, January 1, 2006	457, 975,723	27, 479	150,179	2,050,883	(48,567)		(155,954)	(69, 987)	1, 954,033
Effect of Adoption of SFAS 123			(48,567)		48,567
Exercise of stock options	1, 455,400	87	16,413						16,500
Translation adjustment						(92,579)	(92,579)		(92,579)
Non-Cash Stock-Based Compensation, net of taxes			21,834						21,834
Change in fair value of derivative instruments, net of taxes						3,267	3,267		3,267
Dividends declared				(131,369)					(131, 369)
Net income				224, 471		224,471			224,471
Comprehensive income						135,159
BALANCES, June 30, 2006	459,431,123	27,566	139,859	2,143,985	0		(245,266)	(69,987)	1,996,157
Comprehensive income						$172,720
(Thousands of US dollars)(1)
BALANCES, June 30, 2006	459,431,123	$35,226	$178,726	$2,739,799	$0		$(313,425)	$(89,437)	2,550,889

(1)             Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (UNAUDITED)

	2005	2006	2006
	(Thousands of Euro)		(Thousands of
			US dollars)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	€167,405	€224,471	$286,851
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	6,945	5,578	7,128
Non cash stock-based compensation	6,576	21,834	27,902
Depreciation and amortization	95,080	103,981	132,877
Provision (benefit) for deferred income taxes	2,596	(64,008)	(81,796)
Gains on disposal of fixed assets - net	2,651	5,184	6,625
Termination indemnities matured during the period - net	1,648	3,363	4,298
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	(129,403)	(188,047)	(240,305)
Prepaid expenses and other	(41,230)	(21,793)	(27,849)
Inventories	57,791	(1,268)	(1,620)
Accounts payable	46,717	50,527	64,568
Accrued expenses and other	8,086	8,195	10,472
Accrual for customers’ right of return	2,442	2,430	3,105
Income taxes payable	21,780	33,783	43,171
Total adjustments	81,679	(40,240)	(51,423)

Cash provided by operating activities	€249,083	€184,231	$235,428

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006 (UNAUDITED)

	2005	2006	2006
	(Thousands of Euro)		(Thousands of
			US dollars)(1)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	€(101,703)	€(105,244)	$(134,491)
Disposals	459	1,112	1,421
Purchase of business net of cash acquired	(73,092)	(83,738)	(107,008)
Sale of investment in Pearle Europe	144,000
Increase in intangible assets	(3,605)	(2,164)	(2,766)
Cash used in/provided by investing activities	(33,941)	(190,034)	(242,845)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	220,434	84,100	107,471
Repayments	(349,565)	(19,467)	(24,877)
Increase (decrease) in overdraft balances	113,509	9,726	12,429
Exercise of stock options	10,722	16,500	21,085
Dividends	(103,484)	(131,369)	(167,876)
Cash provided by financing activities	(108,384)	(40,510)	(51,767)
CHANGE IN CASH AND CASH EQUIVALENTS	106,758	(46,313)	(59,183)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	257,349	372,256	475,706
Effect of exchange rate changes on cash and cash equivalents	17,256	(10,437)	(13,337)
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	€381,363	€315,506	$403,185
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	€30,931	€40,976	$52,363
Cash paid during the period for income taxes	€68,465	€119,174	$152,291

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2779 on June 30, 2006 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.          BASIS OF PRESENTATION

The accompanying consolidated balance sheets as of June 30, 2006 and the related statements of consolidated income and cash flows for the six months ended June 30, 2005 and 2006 and the statement of consolidated shareholders’ equity for the six months ended June 30, 2006 of Luxottica Group S.p.A. and its subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The consolidated balance sheet as of June 30, 2006, the statements of consolidated income and cash flows for the six months ended June 30, 2005 and 2006 and the statement of consolidated shareholders’ equity for the six months ended June 30, 2006 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of June 30, 2005 and 2006 and for the six months ended June 30, 2005 and 2006 have been made.

The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2005. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the operating results for the full year.

The December 31, 2005 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.                             INVENTORIES

Inventories consisted of the following (in thousands of Euro):

	December 31, 2005	June 30, 2006

Raw materials	€43,191	€74,867
Work in process	26,932	39,348
Finished goods	334,208	283,612
Total	€404,331	€397,827

3.                             EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.                             STOCK OPTION AND PERFORMANCE PLANS

Options to purchase an aggregate of 11,263,310 ordinary shares of the Company were outstanding at June 30, 2006. Outstanding options granted under the Company’s Stock Option Plans (10,263,310 ordinary shares) become exercisable in either three equal annual installments or two equal installments in the second year and in the third year of the three-year vesting period and expire on or before January 31, 2014. During the first six months of 2006, 1,455,400 options were exercised.

Options granted in 2004 under a Company Performance Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006.

On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As of June 30, 2006, the objectives of this shareholder plan were met and the holders of these options may exercise such options beginning on that date until their termination in 2014.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R is effective for the Company on January 1, 2006.

5.                             ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 123(R) “SHARE-BASED PAYMENT”

As of January 1, 2006, the Company has adopted SFAS-123R in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 48.6 million has been charged against the appropriate equity accounts. Approximately Euro 3.0 million of additional compensation costs expense relating to the annual stock option was included in general and administrative expense for the first six months of 2006. Approximately Euro 0.6 million and Euro 18.2 million of compensation costs associated with the Company’s October 2004 Performance Plan grants and a September 2004 shareholder grant, respectively, were included in general and administrative expense for the first six months of 2006.

6.                             U.S. DOLLAR CONVENIENCE TRANSLATION

The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2006 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2779 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) at June 30, 2006. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

7.                             INCOME TAXES

The Company’s 2006 effective tax rate is expected to be similar to the statutory tax rate.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  This interpretation clarifies recognition requirements, measurement and disclosures for the accounting for uncertain income tax positions which may have been taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition methods.  The interpretation is effective for fiscal years beginning after December 31, 2005.  The Company is currently evaluating the impact of the adoption of FIN 48.

8.                             SEGMENTS AND RELATED INFORMATION

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

The following tables summarize the segmental information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(In thousands of Euro) Six months ended June 30,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2006
Net revenues	942,022	1,798,016	(183,223)	2,556,815
Operating income	253,604	238,259	(82,992)	408,871
Identifiable assets	1,877,406	1,381,290	1,799,007	5,057,703

2005
Net revenues	695,195	1,599,638	(112,266)	2,182,567
Operating income	168,031	177,121	(42,980)	302,172
Identifiable assets	1,670,142	1,263,055	2,055,057	4,988,253

9.                             COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases, as disclosed in the Company’s 2005 consolidated financial statements, could have a material adverse effect on the Company’s business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against such claims, which the Company will vigorously pursue.

10.      SUBSEQUENT EVENT — SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its Things Remembered, Inc. (“TR”) specialty gifts retail business to a private equity consortium.  The TR business is operated solely in the United States and is included in the retail segment of the Company’s operations as of June 30, 2006.  The consideration received from the sale was approximately U.S. $200.0 million, which included a note receivable with a nominal value of U.S. $26.1 million.  Because the TR business is not strategically compatible with the Company’s core eyewear business, the Company believes the sale and the cash proceeds received therefrom will better enable it to strengthen its core business through the repayment of outstanding debt and expansion of its optical retail operations in other parts of the world.

Listed below are the major classes of assets and liabilities as of June 30, 2006 that are to be included as part of the disposal group: (amounts in thousands of Euro)

ASSETS
Cash and cash equivalents	3,458
Inventory	31,958
Prepaid expenses	5,511
Deferred tax assets	3,693
Property and equipment, including leasehold improvements	31,602
Intangible assets, net	84,500
Other assets	1,192
TOTAL ASSETS	161,015

LIABILITIES
Financial liabilities	775
Accounts payable	7,686
Accrued expenses	4,410
Deferred taxes payable	9,632
Other non-current liabilities	14,295
TOTAL LIABILITIES	36,798

The final carrying value of the assets and liabilities noted above will be determined upon the closing date and, as such, can change significantly from the amounts disclosed above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2006

The following discussion should be read in conjunction with the disclosure contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, which contains, among other things, a discussion of the Company’s significant accounting policies and risks and uncertainties that could affect the Company’s future operating results or financial condition.

OVERVIEW

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries and affiliates (“Sunglass Hut”), OPSM Group Ltd. and subsidiaries and affiliates and, since October 2004, Cole National Corporation (“Cole”) and its subsidiaries which includes the “Things Remembered” personalized gift locations. As of June 30, 2006, the Company’s retail division consisted of 5,770 owned or leased department retail locations and 463 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total
LensCrafters	890			890
Sunglass Hut	1,502	107	210	1,819
Retail Asia Pacific excluding Sunglass Hut			627	627
Cole National Group Optical	1,708			1,708
Things Remembered	652			652
Newly acquired retail locations	74			74
Franchised locations	437		26	463
	5,263	107	863	6,233

(1)             “Asia-Pacific” in our Retail Division consists of Australia, New Zealand, Singapore and China.

Our net sales consist of, among other items, direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the first quarter.

The Company’s results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2005 of Euro 1.00 = U.S. $1.2847 to Euro 1.00 = U.S. $1.2292 in the first six months of 2006. Additionally, with the acquisition of OPSM, the Company’s results of operations have also been rendered susceptible to currency rate fluctuation between the Euro and the Australian Dollar (“AUD”). The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2005 of Euro 1.00 = AUD 1.6628 to Euro 1.00 = AUD 1.6544 in the first six months of 2006. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted the Company’s reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company’s reported financial results in the future.

On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole National Corporation through a merger. The Company has substantially completed the Cole integration process and expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2006

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company’s statements of consolidated income (in thousands of Euro).

	Six months ended June 30,
	2005	%	2006	%
Net sales	€2,182,567	100.0	€2,556,815	100.0
Cost of sales	698,478	32.0	789,006	30.9
Gross profit	1,484,089	68.0	1,767,809	69.1
Selling and advertising expense	950,424	43.5	1,087,465	42.5
General and administrative expense	231,494	10.6	271,472	10.6
Income from operations	302,172	13.8	408,871	16.0
Other income (expense) - net	(20,962)	1.0	(43,714)	1.7
Income before provision for income taxes	281,210	12.9	365,157	14.3
Provision for income taxes	106,860	4.9	135,108	5.3
Minority interests	6,945	0.3	5,578	0.2
Net income	€167,405	7.7	€224,471	8.8

Net Sales.  Net sales increased 17.1 percent to Euro 2,556.8 million during the first six months of 2006 as compared to Euro 2,182.6 million for the same period of 2005. A portion of the increase in net sales was attributable to currency fluctuations between the Euro, which is the Company’s reporting currency, and other currencies in which the Company conducts its business, including the U.S.  Dollar and the Australian Dollar.  Currency fluctuations accounted for Euro 78.7 million (equivalent to 3.6 percent) of the increase in net sales for the first six months of 2006.

Net sales in the retail segment increased by 12.4 percent to Euro 1,798.0 million for the first six months of 2006 from Euro 1,599.6 million for the same period of 2005. Euro 188.9 million of this increase was due to the positive performance of the North American retail operation attributable to a higher number of stores and higher sales per store. The acquisition of approximately 70 new Canadian retail outlets was finalized in late June 2006 and thus had virtually no impact on net sales for the first six months of 2006.  We expect these stores to contribute additional net sales in the final six months of fiscal 2006 of approximately Euro 23.4 million.  An additional Euro 8.7 million of the increase was attributable to an increase in net sales in the Asia-Pacific retail division, due to increased net sales of the newly acquired stores in mainland China of Euro 8.7 million.  A portion of the increase in retail net sales was attributable to currency fluctuations between the Euro and other currencies in which the Company conducts its business, which accounted for Euro 69.1 million (equivalent to 4.3 percent) of the increase for the first six months of 2006.

Net sales to third parties in the manufacturing and wholesale segment increased by 29.6 percent to Euro 758.8 million for the first six months of 2006 as compared to Euro 585.3 million in the same period of 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as sales of branded products of our designer lines, Prada, Bulgari and Dolce & Gabbana (which we began distributing in October 2005). These increases occurred primarily in the European and North American markets, which represent approximately 80 percent of our wholesale net sales to third parties. A portion of the increase in manufacturing and wholesale net sales was attributable to currency fluctuations between the Euro and other currencies in which the Company conducts its business, which accounted for Euro 9.6 million (equivalent to 1.6 percent) of the increase for the first six months of 2006.

On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 1,705.6 million during the first six months of 2006, comprising 66.7 percent of total net sales, an increase of Euro 223.5 million from the same period of 2005. Net sales for operations in “Asia-Pacific” were Euro 242.8 million during the first six months of 2006 compared to Euro 227.5 million in the same period of 2005. Net sales for the rest of the world accounted for the remaining Euro 608.4 million of net sales during the first six months of 2006, which represented a 28.6 percent increase in net sales as compared to the same period of 2005. The increase in the rest of the world was attributable to strong performance in almost all major European markets.

During the first six months of 2006, net sales in the retail segment accounted for approximately 70.3 percent of total net sales, as compared to approximately 73.2 percent of net sales in the same period of 2005. This decrease in retail net sales as a percentage of total net sales is due to a significant increase in net sales of our manufacturing and wholesale business, which for the first six months of 2006 grew over twice as quickly as a percentage of its net sales as our retail division.  We expect this trend to continue at a more moderate pace in the last six months of 2006 as the newly acquired retail outlets in Canada and mainland China continue to contribute additional retail net sales to the Group.

Cost of Sales. Cost of sales increased by 13.0 percent to Euro 789.0 million in the first six months of 2006, from Euro 698.5 million in the same period of 2005, and decreased as a percentage of net sales to 30.9 percent from 32.0 percent. The decrease in cost of sales as a percentage of net sales is mainly attributable to a change in sales mix due to increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bulgari and Dolce & Gabbana, increased efficiency in our manufacturing facilities and increased production at our Tristar plant, which has a lower cost per unit than our Italian factories. For the first six months of 2006, the average number of frames produced daily in Luxottica’s facilities was approximately 145,000 as compared to 111,000 for the same period of 2005, due to increased production in the Tristar facility, as well as improved productivity in our Italian factories.

Gross Profit. For the reasons described above, gross profit increased by 19.1 percent to Euro 1,767.8 million in the first six months of 2006 from Euro 1,484.1 million in the same period of 2005.  As a percentage of net sales, gross profit increased to 69.1 percent in the first six months of 2006 from 68.0 percent in the same period of 2005.  We believe that, excluding the impact of future foreign exchange fluctuations, our gross profit margins will not fluctuate significantly in future periods.

Operating Expenses. Total operating expenses increased by 15.0 percent to Euro 1,358.9 million in the first six months of 2006 from Euro 1,181.9 million in the same period of 2005. As a percentage of net sales, operating expenses decreased to 53.1 percent in the first six months of 2006 from 54.2 percent in the same period of 2005 primarily due to decreases in selling expenses partially offset by higher advertising and royalty expenses.

Selling and advertising expenses (including royalty expenses) increased by 14.4 percent to Euro 1,087.5 million during the first six months of 2006, from Euro 950.4 million in the same period of 2005. As a percentage of net sales, selling and advertising expenses decreased to 42.5 percent in the first six months of 2006 from 43.5 percent in the same period of 2005, primarily due to a reduction of commissions as a percentage of sales, to the sales force in the wholesale division, and to lower store costs in the North American retail division, as well as increased net sales in the North American retail division due to the fixed cost store structure.

General and administrative expenses, including intangible asset amortization, increased by 17.3 percent to Euro 271.5 million in the first six months of 2006 from Euro 231.5 million in the same period of 2005.  This includes approximately Euro 21 million of expense relating to stock options expensed in accordance with SFAS 123-R, which was adopted by the Company on January 1, 2006.  As a percentage of net sales, general and administrative expenses were flat at 10.6 percent in the first six months of 2006 and 2005, primarily due to an increase in net sales and a reduction of fixed costs in our Retail Asia-Pacific division subsequent to the full integration of the OPSM business, and offset by the increased compensation expense recorded for stock options.

Income from Operations. For the reasons described above, income from operations for the first six months of 2006 increased by 35.3 percent to Euro 408.9 million, from Euro 302.2 million in the same period of 2005.  As a percentage of net sales, income from operations increased to 16.0 percent in the first six months of 2006 from 13.8 percent in the same period of 2005.

Operating margin, which is income from operations divided by net sales, in the manufacturing and wholesale distribution segment increased to 26.9 percent in the first six months of 2006 from 24.2 percent in the same period of 2005. This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

Operating margin in the retail segment increased to 13.3 percent in the first six months of 2006 from 11.1 percent in the same period of 2005. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

Other Income (Expense) - Net. Other income (expense) - net was Euro (43.7) million in the first six months of 2006 as compared to Euro (21.0) million in the same period of 2005. This increase in other income (expense) - net is mainly attributable to net realized and unrealized foreign exchange transaction gains and remeasurement losses, in the first six months of 2006, as compared to gains on similar items in the same period of 2005.

Net Income. Income before taxes increased by 29.9 percent to Euro 365.2 million in the first six months of 2006 from Euro 281.2 million in the same period of 2005. As a percentage of net sales, income before taxes increased to 14.3 percent in the first six months of 2006, from 12.9 percent in the same period of 2005. Minority interest decreased to Euro (5.6) million in the first six months of 2006 from Euro (6.9) million in the same period of 2005. The Company’s effective tax rate was 37.0 percent in the first six months of 2006, while it was 38.0 percent in the same period of 2005. Net income increased by 34.1 percent to Euro 224.5 million in the first six months of 2006 from Euro 167.4 million in the same period of 2005. Net income as a percentage of net sales increased to 8.8 percent in the first six months of 2006 from 7.7 percent in the same period of 2005.

Basic earnings per share for the first six months of 2006 were Euro 0.50 as compared to Euro 0.37 for the same period of  2005. Diluted earnings per share for the first six months of 2006 were Euro 0.49 as compared to Euro 0.37 for the same period of  2005.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2005 AND 2006

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company’s statements of consolidated income (in thousands of Euro).

	Three months ended June 30,
	2005	%	2006	%
Net sales	€1,145,566	100.0	€1,294,817	100.0
Cost of sales	364,419	31.8	392,179	30.3
Gross profit	781,146	68.2	902,638	69.7
Selling and advertising expenses	494,659	43.2	543,723	42.0
General and administrative expense	120,763	10.5	141,501	10.9
Income from operations	165,724	14.5	217,414	16.8
Other income (expense) - net	(13,591)	1.2	(22,938)	1.8
Income before provision for income taxes	152,133	13.3	194,476	15.0
Provision for income taxes	57,811	5.0	71,957	5.6
Minority interests	3,255	0.3	1,297	0.1
Net income	€91,067	7.9	€121,222	9.4

Net Sales.  Net sales increased 13.0 percent to Euro 1,294.8 million during the second quarter of 2006 as compared to Euro 1,145.6 million for the same period of 2005.  A portion of the increase in net sales was attributable to currency fluctuations between the Euro, which is the Company’s reporting currency, and other currencies in which the Company conducts its business, including the U.S. Dollar and the Australian Dollar.  Currency fluctuations accounted for Euro 1.1 million (equivalent to 0.1 percent) of the increase in net sales for the second quarter of 2006.

Net sales in the retail segment increased by 7.6 percent to Euro 907.1 million for the second quarter of 2006 from Euro 842.9 million for the same period of 2005.  This increase was primarily due to the positive performance of the North American retail division.

Net sales to third parties in the manufacturing and wholesale segment increased by 27.1 percent to Euro 387.7 million for the second quarter of 2006 as compared to Euro 305.0 million in the same period of 2005.  This increase was mainly attributable to increased sales of our Ray-Ban brand as well as sales of Prada, Bulgari and Dolce & Gabbana (which we began distributing in October 2005) branded products, primarily in the European and North American markets.

On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 864.5 million during the second quarter of 2006, comprising 66.8 percent of total net sales, an increase of Euro 80.0 million from the same period of 2005.  Net sales for operations in “Asia-Pacific” were Euro 117.3 million during the second quarter of  2006, comprising 9.1 percent of total net sales, compared to Euro 115.6 million in the same period of 2005. Net sales for the rest of the world accounted for the remaining Euro 313.0 million of net sales during the second quarter of 2006, which represented a 27.5 percent increase as compared to the same period of 2005. The increase in the rest of the world was attributable to strong performance in almost all major European markets.

During the second quarter of 2006, net sales in the retail segment accounted for approximately 70.1 percent of total net sales, as compared to approximately 73.4 percent of net sales in the same period of 2005. This decrease in retail net sales as a percentage of total net sales is due to a significant increase in net sales of our manufacturing and wholesale business, which for the first six months of 2006 grew over twice as quickly as a percentage of its net sales as our retail division.  We expect this trend to continue at a more moderate pace in the last six months of 2006 as the newly acquired retail outlets in Canada and mainland China continue to contribute additional retail net sales to the Group.

Cost of Sales.  Cost of sales increased by 7.6 percent to Euro 392.2 million in the second quarter of 2006, from Euro 364.4 million in the same period of 2005, and decreased as a percentage of net sales to 30.3 percent from 31.8 percent. For the second quarter of 2006, the average number of frames produced daily in Luxottica’s facilities was approximately 154,000 as compared to 114,000 for the same period of 2005, due to increased production capacity in the Tristar facility, as well as improved productivity in our Italian factories.

Gross Profit.  For the reasons described above, gross profit increased by 15.6 percent to Euro 902.6 million in the second quarter of 2006 from Euro 781.1 million in the same period of 2005.  As a percentage of net sales, gross profit increased to 69.7 percent in the second quarter of 2006 from 68.2 percent in the same period of 2005. We believe that, excluding the impact of future foreign exchange fluctuations, our gross profit margins will not fluctuate significantly in future periods.

Operating Expenses.  Total operating expenses increased by 11.3 percent to Euro 685.2 million in the second quarter of 2006 from Euro 615.4 million in the same period of 2005.  As a percentage of net sales, operating expenses decreased to 52.9 percent in the second quarter of 2006 from 53.7 percent in the same period of 2005, primarily due to decreases in selling expenses partially offset by higher advertising and royalty expenses.

Selling and advertising expenses (including royalty expenses) increased by 9.9 percent to Euro 543.7 million during the second quarter of 2006, from Euro 494.7 million in the same period of 2005.  As a percentage of net sales, selling and advertising expenses decreased to 42.0 percent in the second quarter of 2006 from 43.2 percent in the same period of 2005, primarily due to a reduction of commissions as a percentage of sales, to the sales force in the wholesale division, and to lower store costs in the

North American retail division, as well as increased net sales in the North American retail division due to the fixed cost store structure.

General and administrative expenses, including intangible asset amortization, increased by 17.2 percent to Euro 141.5 million in the second quarter of 2006 from Euro 120.8 million in the same period of 2005.  This includes the effect from the adoption of SFAS 123-R of approximately Euro 11 million.  As a percentage of net sales, general and administrative expenses increased to 10.9 percent in the second quarter of 2006 from 10.5 percent in the same period of 2005, primarily due to increased consulting expenses associated with Sarbanes-Oxley compliance and increased human resources headcount and expenses.

Income from Operations.  For the reasons described above, income from operations for the second quarter of 2006 increased by 31.2 percent to Euro 217.4 million, from Euro 165.7 million in the same period of 2005.  As a percentage of net sales, income from operations increased to 16.8 percent in the second quarter of 2006 from 14.5 percent in the same period of 2005.

Operating margin in the manufacturing and wholesale distribution segment increased to 27.8 percent in the second quarter of 2006 from 24.5 percent in the same period of 2005.  This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

Operating margin in the retail segment increased to 13.9 percent in the second quarter of 2006 from 11.9 percent in the same period of 2005.  Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

Other Income (Expense) - Net.  Other income (expense) - net was Euro (22.9) million in the second quarter of 2006 as compared to Euro (13.6) million in the same period of 2005.  This increase in other income (expense) - net is mainly attributable to net realized and unrealized foreign exchange transaction gains and remeasurement losses, in the second quarter of 2006, as compared to gains on similar items in the same period of 2005.

Net Income.  Income before taxes increased by 27.8 percent to Euro 194.5 million in the second quarter of 2006 from Euro 152.1 million in the same period of 2005.  As a percentage of net sales, income before taxes increased to 15.0 percent in the second quarter of 2006, from 13.3 percent in the same period of 2005.  Minority interest decreased to Euro (1.3) million in the second quarter of 2006 from Euro (3.3) million in the same period of 2005.  The Company’s effective tax rate was 37.0 percent in the second quarter of 2006, while it was 38.0 percent in the same period of 2005. Net income increased by 33.1 percent to Euro 121.2 million in the second quarter of 2006 from Euro 91.1 million in the same period of 2005. Net income as a percentage of net sales increased to 9.4 percent in the second quarter of 2006 from 7.9 percent in the same period of 2005.

Basic and diluted earnings per share for the second quarter of 2006 were Euro 0.27 as compared to Euro 0.20 for the same period of 2005.

BALANCE SHEET DISCUSSION

Our Cash Flows

Operating Activities.  The Company’s cash provided by/(used in)  operating activities was Euro 184.2 million for the first six months of 2006 as compared to Euro 249.0 million for the same period of 2005. This Euro 64.8 million decrease is primarily attributable to advance payments made by the Company to certain designers for future contracted minimum royalties, an increase in accounts receivable, and tax payments to comply with an Italian tax law which was adopted in December 2005 allowing for the step-up in tax basis of certain intangible assets, which were partially offset by an increase in net income. Depreciation and amortization were Euro 104.0 million for the first six months of 2006 compared to Euro 95.1 million for the same period of 2005. Deferred taxes was a use of cash of Euro 64.0 million for the first six months of 2006 compared to a source of cash of Euro 2.2 million for the same period of 2005. This change resulted from the reversal in 2005 of certain 2004 deferred taxes related to the net operating losses carried forward of certain Italian entities. Accounts receivable was a use of cash for the first six months of 2006 of Euro 188.0 million as compared to a use of cash of Euro 129.4 million for the same period of 2005, primarily due to the increase in sales of our manufacturing and wholesale segment. Inventories were a use of cash for the first six months of 2006 of Euro 1.3 million compared to a source of cash of Euro 57.8 million for the same period of 2005, primarily due to growing inventory level of the retail division to support the business. The amount of cash provided by operating activities for accounts payable and accrued expenses increased by Euro 3.8 million and Euro 0.1 million, respectively, for the first six months of 2006 as compared to the same period of 2005. The increase in accounts payable and accrued expenses is mainly attributable to the timing of payment of certain vendors in the North American retail division. Income tax payable was a source of cash for the first six months of 2006 of Euro 33.8 million as compared to a source of cash of Euro 21.8 million for the same period of 2005 due to timing of tax payments.

Investing Activities.  The Company’s cash from investing activities was a use of Euro 190.0 million for the first six months of 2006 as compared to a use of Euro 33.9 million for the same period of 2005. This Euro 156.1 million decrease in cash flow from investment activities is primarily attributable to the sale of Pearle Europe for Euro 144.0 million in January 2005. Purchase of businesses, net of cash acquired, was  Euro 83.7 million in the first six months of 2006 mainly due to the acquisitions of Shoppers Optical, a Canadian-based optical chain, for approximately Euro 50.2 million and of Beijing Xueliang Optical Technology Co. Ltd. for approximately Euro 17.0 million. Purchase of businesses, net of cash acquired, was Euro 73.1 million in the first six months of 2005, due to the Company’s acquisition of the remaining minority stake of OPSM for Euro 62.0 million which was completed in February 2005, and two asset acquisitions by the North American retail division for an aggregate amount of Euro 11.1 million. Capital expenditures were Euro 105.2 million for the first six months of 2006 as compared to Euro 101.7 million for the same period of 2005. This increase is due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division, in addition to the costs associated with the expansion of the North American retail division’s home office, which is expected to be completed in 2006, and the integration of the North American distribution centers.

Financing Activities.  The Company’s cash provided by/(used in) financing activities for the first six months of 2005 and 2006 was Euro (108.4) million and (40.5) million, respectively Cash used by financing activities for the first six months of 2005 consisted primarily of the proceeds of Euro 208.0 million from long-term debt and Euro 113.5 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first six months of 2005 and to pay Euro 103.5 million of dividends to the Company’s shareholders. Cash used by financing activities for the first six months of 2006 consisted primarily of the proceeds of Euro 84.1 million from long-term debt and Euro 9.7 million from unsecured short-term credit lines, which where used to to repay Euro 19.5 million of long-term debt and to pay Euro 131.4 million of dividends to the Company’s shareholders.

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors.  The Company uses these short-term lines of credit to satisfy its short-term cash needs.

On September 3, 2003, Luxottica U.S. Holdings Corp. (“U.S. Holdings”) closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly owned subsidiary.  The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of June 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-

month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. U.S. Holdings terminated all three agreements comprising the DB Swap in December 2005.

In September 2003, the Company entered into a new credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.611 percent on June 30, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (3.374 percent on June 30, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of June 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.  Under this credit facility, Euro 175 million was outstanding as of June 30, 2006.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006 this agreement was amended to increase the available borrowings, decrease the interest margin and to define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. On June 30, 2006, U.S. $310.0 million (Euro 242.6 million) had been drawn from Tranche C by U.S. Holdings and Euro 100 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA”

ratio, as defined in the agreement. The interest rate on June 30, 2006 was 3.29 percent for Tranche A, 5.28 percent for Tranche B, 5.57 percent on Tranche C amounts borrowed in U.S. dollar and 3.23 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2006. Under this credit facility, Euro 1,001.9 million was outstanding as of June 30, 2006.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

In August 2004, OPSM re-negotiated the multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Interbank Rate) plus an overall 0.40 percent margin. At June 30, 2006, the interest rate was 6.03 percent on the borrowings (if any) denominated in Australian Dollars and 5.02 percent on the borrowings denominated in Hong Kong Dollars. The facility was utilized for an amount of HKD 125.0 million (AUD 21.778 million) and there was no drawdown in Australian dollars. The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods.

The credit facility contains certain financial and operating covenants. As of June 30, 2006, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30 million and will expire on August 31, 2008. The new interest rate margin is 0.275 percent.

In December 2005, the Company entered into a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of June 30, 2006, Euro 100 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (3.19 percent on June 30, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months.

RECENT DEVELOPMENTS AND OTHER EVENTS

On February 27, 2006 the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commences on January 1, 2007.

On March 10, 2006, the Company, its subsidiary, U.S. Holdings, and the bank group parties to their three-tranche credit agreement signed on June 3, 2004, agreed to amend the outstanding credit agreement. The amended agreement reduces the interest margin as defined in the agreement, extends the termination date of Tranches B and C to five years from the date the amendment was signed, gives the option at the end of the first and second anniversaries to extend the termination for additional one-year periods, and increases the borrowing capacity of Tranche C to Euro 725.0 million from Euro 335.0 million.

In April 2006, the Company completed the acquisition it announced in July 2005 of the  Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of Chinese RenMinBi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing.

On May 18, 2006, the Company announced that it entered into an agreement to acquire Shoppers Optical, a 74-store Canadian-based optical chain owned by King Optical Group Inc. After the closing of the transaction, Luxottica Group will manage a total of 268 optical stores in Canada. In addition, this acquisition will bring into the organization the first full-service Canada-based central lens finishing lab with antireflective coating capability. The closing of the transaction was completed in June 2006.

In July 2006, the Company completed the acquisition it announced in October 2005 of Ming Long Optical, an optical chain in the province of Guangdong, China for a purchase price of RMB 290 million (approximately Euro 29 million). Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong.

In June 2006, the Company announced that it will acquire Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. Modern Sight Optics has an existing clear position in the premium segment of the optical market and brings to the Company 28 high-end stores in Shanghai. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas.  The Company will acquire 100 percent of the equity interest in Modern Sight Optics for a total consideration of RMB 140 million (approximately Euro 14 million). As is customary, completion of the transaction remains subject to approval by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by the end of 2006.

In June 2006 the Company announced that over the next two years our Sunglass Hut chain will have up to 50 stores in the Middle East due to new openings under a five-year franchising agreement with Azal Group. In the Middle East, Sunglass Hut will operate in several high-end shopping malls, mainly in the United Arab Emirates and Saudi Arabia. Stores will only carry the Company’s leading brands of premium sunglasses, including Bvlgari, Chanel, Dolce & Gabbana, Prada, Versace and Ray-Ban. Azal Group carries a strong franchise portfolio of over 30 diverse brands that features some of the industry’s most recognizable brands. Azal Group has operations in the Middle East and Europe.

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company’s business, financial position or operating results. See Item 3 — “Key Items — Risk Factors” in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2005.

FORWARD LOOKING INFORMATION

Certain statements in this Form 6-K may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses as well as other political, economic and technological factors and other risks referred to in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2005 (included under Item 3 - “Key Items - Risk Factors”) and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
Date: October 3, 2006		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER